UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Babcock & Brown Air Limited
(Name of Issuer)
American Depositary Receipts representing Common Shares
(Title of Class of Securities)
05614P 101
(CUSIP Number)

Mina Kim, Esq.	Boris Dolgonos, Esq.
Babcock & Brown Limited	Weil, Gotshal & Manges LLP
One Letterman Drive, Bldg. D	767 5th Avenue
San Francisco, California 94129	New York, New York 10153
(415) 512-1515	(212) 310-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 1, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4. Purpose of Transaction
Item 5.Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
SIGNATURES

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. BBGP Aircraft Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown Global Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. BBGP Managing General Partner Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

     This Amendment No. 3 amends and supplements the statement on Schedule 13D initially filed on October 12, 2007, as amended (“Schedule 13D”), with the Securities and Exchange Commission (the “SEC”) by BBGP Aircraft Holdings Ltd (“BBGP”), for and on behalf of itself, Babcock & Brown Global Partners and BBGP Managing General Partner Ltd, which schedule relates to the American Depositary Shares (“ADSs”) representing common shares, each par value $0.001 per share, of Babcock & Brown Air Limited, a Bermuda Corporation (“B&B Air”). Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D.
Item 4. Purpose of Transaction
     Paragraph (a) of Item 4 of the Schedule 13D is hereby amended and supplemented by deleting such paragraph and replacing such paragraph with the following:
     (a) Pursuant to a Stock Purchase Agreement, dated as of March 30, 2009, by and between B&B Air and BBGP, B&B Air repurchased 2,074,528 ADSs from BBGP on April 1, 2009. Following this sale to B&B Air, BBGP no longer owns any ADSs of B&B Air.
Item 5. Interest in Securities of the Issuer
     Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and supplemented by deleting such paragraph and replacing such paragraph with the following:
     (a) The response of the Reporting Persons to rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons are no longer the beneficial owners of any ADSs.
     Paragraph (b) of Item 5 of the Schedule 13D is hereby amended and supplemented by deleting such paragraph and replacing such paragraph with the following:
     (b) The Reporting Persons do not have the shared power to direct the vote and the disposition of any ADSs.
     Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by deleting such paragraph and replacing such paragraph with the following:
     (c) Other than the sale of 2,074,528 ADSs to B&B Air pursuant to the Stock Purchase Agreement, dated as of March 30, 2009, by and between B&B Air and BBGP, no Reporting Person has effected any other transactions in B&B Air’s ADSs during the past 60 days.
     Paragraph (e) of Item 5 of the Schedule 13D is hereby amended and supplemented by deleting such paragraph and replacing such paragraph with the following:
     (e) On April 1, 2009, BBGP ceased to be the beneficial owner of more than five percent of the outstanding ADSs of B&B Air.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following as the last paragraph of Item 6:
     Pursuant to a Stock Purchase Agreement, dated as of March 30, 2009, by and between B&B Air and BBGP, B&B Air repurchased 2,074,528 ADSs from BBGP on April 1, 2009. Following this sale to B&B Air, BBGP no longer owns any ADSs of B&B Air.

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of April 1, 2009 that the information set forth in this statement is true, complete and correct.

BBGP Aircraft Holdings Ltd
By:	/s/ Carlos Farjallah
	Name:	Carlos Farjallah
	Title:	Director

Babcock & Brown Global Partners
By:	BBGP Managing General Partner Ltd,
its general partner

By:	/s/ Carlos Farjallah
	Name:	Carlos Farjallah
	Title:	Director

BBGP Managing General Partner Ltd
By:	/s/ Carlos Farjallah
	Name:	Carlos Farjallah
	Title:	Director